October 4, 2021

Filed via EDGAR

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Subject:    Templeton Global Investment Trust (the “Registrant”), on behalf of its Series Franklin Templeton SMACS: Series EM (the “Fund”)

File Nos. 033-73244 and 811-08226

Dear Ms. Marquigny:

On behalf of the Fund, submitted herewith under the EDGAR system are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy Fitzsimmons on June 9, 2020 with regard to Amendment No. 93 to the Registrant’s registration statement filed with the Commission on March 13, 2020 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”).  The effective date of the Registration Statement has been delayed since the initial filing of the Registration Statement due to the COVID-19 pandemic’s impact on the market.  It is currently anticipated that the effective date of the Registration Statement will be delayed until October 8, 2021 at which point the Fund will file an amended registration statement on Form N-1A pursuant to Rule 485(b) that reflects the Fund’ responses to the comments below as well as other non-material changes.  A blackline of the current draft prospectus and statement of additional information (“SAI”) against the prospectus and SAI filed in the Registration Statement is attached as Appendix A.

Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.

1.                  Comment:  Under “Fund Summary – Principal Risks – Market Risk” consider whether there are any specific risks for the Fund as a result of COVID-19 events, disruptions and dislocations.  If you believe that disclosure is not necessary, please state why.

Response:  Risk disclosure related to the COVID-19 pandemic has been included in the Fund’s prospectus.

2.                  Comment:  Please confirm that the Fund’s ticker symbol will be included on the front cover of the prospectus pursuant to Item 1A2 of Form N-1A.

Response:  The ticker symbol has been included on the front-cover of the prospectus.

U.S. Securities and Exchange Commission
October 4, 2021

3.                  Comment:  With respect to the shareholder fee table on page 1, consider deleting the entire table if the Fund does not charge those fees.

Response:  The table has been deleted.

4.                  Comment:  Under the Fund’s Annual Fund Operating Expenses table, consider deleting the reference to “acquired fund fees and expenses” in the description of the fee waiver and expense reimbursement agreement if the Fund is not expected to experience acquired fund fees and expenses.

Response:  The Registrant respectfully declines to remove the reference to acquired fund fees and expenses in the footnote that describes the fee waiver and expense reimbursement because the Registrant believes that the fact that the fee waiver and expense reimbursement agreement includes acquired fund fees and expenses would be important to shareholders considering the desire for a zero net annual fund operating expense ratio.

5.                  Comment:  With respect to the Fund’s disclosure under “Principal Investment Strategies” section of the prospectus regarding the Fund’s investments in depositary receipts, please clarify whether the Fund will be investing in sponsored or unsponsored depositary receipts, or both.  If the Fund invests in unsponsored depositary receipts, please include additional risk disclosure regarding investments in unsponsored depositary receipts.

Response:  The disclosure has been clarified and additional risk disclosure has been added as requested.

6.                  Comment:  If it is anticipated that the Fund will invest significantly in one or more countries or regions, please identify such countries or regions and include specific risks related to investments in such countries or regions.

Response:  The disclosure has been revised and additional risk disclosure has been added as requested.

7.                  Comment:  As indicated in the Principal Investment Strategies section of the Fund Summary, if the Fund will invest in securities of companies located in China as a principal strategy, please include disclosure describing the Fund’s selection of securities in China.

Response:  The Fund’s investments in securities of companies located in China is not a principal strategy of the Fund.  Accordingly, no additional disclosure has been added.

8.                  Comment:  With respect to the Fund’s security selection disclosure, please more clearly describe whether the Fund’s investment strategy is a “growth” strategy or “value” strategy and include appropriate risk disclosure.  Also more clearly describe what is meant by the Fund’s “valuation conscious” investment approach.

Response:  The Fund’s investment strategy is a “core” strategy, which incorporates both “growth” and “value” strategies as disclosed.  Accordingly, no additional disclosure has been added.  Also, the disclosure has been revised to more clearly describe the Fund’s investment approach as requested.

U.S. Securities and Exchange Commission
October 4, 2021

9.                  Comment:  With respect to the Fund’s principal risks in the Fund Summary section of the prospectus, please include specific equity security and preferred stock risk.  Also, please include liquidity risk in the Item 4 risks if it is a principal risk of the Fund.

Response:  The Fund’s equity security and preferred stock risk is included in the disclosure captioned “Market Risk.”  Also, liquidity risk has been added to the Item 4 risks as requested.

10.              Comment:  With respect to the Fund’s definition of “emerging markets countries,” please reconcile the definition within the Fund’s Item 4 and Item 9 disclosures.  In addition, revise the disclosure so that the definition is a true definition by changing the disclosure from “[e]merging market countries include . . .” to “[e]merging market countries are . . .”

Response:  The Fund’s definition of “emerging markets countries” in the Fund’s Item 4 and 9 disclosures has been revised as follows:

Emerging market countries are those currently considered to be emerging or developing by the United Nations or the countries’ authorities or by S&P Dow Jones, Morgan Stanley Capital International or Russell index providers.

11.              Comment:  In the portfolio selection section of the prospectus, please provide more information about the process for identifying the pool of emerging market companies and factors considered to narrow the pool to the emerging markets companies in which the Fund will invest.  In addition, describe the process for determining to invest in depositary receipts.

Response:  The requested disclosure is included in the Fund’s disclosure captioned “Portfolio Selection.”

12.              Comment:  In the principal risks sections of the prospectus in Item 4 and Item 9, please do not include China securities risks and Frontier markets risks as subsections of Foreign securities risks, as such risks should be considered independent risks separate and apart from the general foreign securities risk.  In addition, please describe the ability of the Fund to invest in  China A shares and frontier markets as a principal investment strategy.

Response:  The risk disclosure has been revised as requested.  The Fund’s ability to invest in China A shares and frontiers markets is not a principal investment strategy of the Fund.  Accordingly, no additional disclosure has been added.

13.              Comment:  With respect to “Foreign securities – Regional risk,” please delete the term “generally” in the following sentence or explain the circumstances in which investing in a particular region would not increase the Fund’s exposure to that region: “[t]o the extent that the Fund invests a significant portion of its assets in a specific geographic region or a particular country, the Fund will generally have more exposure to the specific regional or country economic risks.”

U.S. Securities and Exchange Commission
October 4, 2021

Response:  The disclosure has been revised as requested.

14.              Comment:  With respect to the Item 9 risk “Management” and the following section “Management,” consider using an alternative heading for one or the other so that the two sections back to back is not confusing for shareholders.

Response:  The disclosure has been revised as requested.

15.              Comment:  Under the “Management” section of the prospectus, please specifically disclose the period and type of shareholder report in which the discussion of the basis for the board of trustees’ approval of the investment management contract will appear.

Response:  The disclosure has been revised as requested.

16.              Comment:  Under the “Manager of Managers Structure” section, please revise the first paragraph to clarify that the exemptive relief permits the investment manager to hire and replace subadvisers without shareholder approval, which is otherwise prohibited.  Also, please revise the phrase “preventing the Fund from incurring the expenses and delays . . .” to clarify that the exemptive relief does not “prevent” the Fund from these activities.

Response:  The disclosure has been revised as requested.

17.              Comment:  With respect to the Fund’s SAI, please confirm that the Fund is following the incorporation by reference rules under General Instructions D.1(c) and D.2 under the General Instructions in Form N-1A.

Response:  The Fund confirms that it is following the incorporation by reference rules under General Instructions D.1(c) and D.2 under the General Instructions in Form N-1A.

18.              Comment:  In the SAI, please define the term “equity access products” the first time it appears in the disclosure including whether such investments are derivative investments.

Response:  The disclosure has been revised as requested.

19.              Comment:  In the SAI, please include risk disclosure relating to how the LIBOR transition may affect certain types of securities such as corporate loans, assignments and participations.

Response:  The disclosure has been added as requested.

20.              Comment:  With respect to the Fund’s investments in equity access products, to the extent that there is the risk of recourse against the bank, broker or counterparty, the equity access issuer would be relevant in considering the Fund’s compliance with its concentration policy.  Please include disclosure in the SAI confirming that the industry of the issuer for equity access products is considered in determining compliance with the Fund’s concentration policy.

U.S. Securities and Exchange Commission
October 4, 2021

Response:  The Fund does not currently count the industry of the issuer in the calculation of the Fund’s concentration policy.  However, the Fund does separately comply with a counterparty risk policy that limits the Fund’s exposure to counterparties.  The Fund anticipates that its investments in equity access products will be minimal, if any.  If this should change, the Fund will evaluate whether further compliance testing and additional disclosure is necessary.

21.              Comment:  In the SAI, please update the disclosure regarding Brexit in light of the most recent events.

Response:  The disclosure has been updated as requested.

22.              Comment:  Under the section “Buying and Selling Shares – Redemptions in Kind” in the SAI, please include the risk that the investor will bear the market risk of the securities until the investor is able to sell the securities.

Response:  The disclosure has been revised as requested.

23.              Comment:  Under the “Miscellaneous” section of the SAI, please revise the second paragraph to remove sales language such as stating that Franklin is “a leader in managing fixed-income mutual funds . . .” and that Templeton is “a pioneer in international investing…”

Response:  We respectfully decline to revise the referenced disclosure.

Please do not hesitate to contact Jacqueline Edwards at (212) 812-4142 or Amy Fitzsimmons at (215) 564-8711 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Lori A. Weber

Lori A. Weber

Secretary and Vice President